May 20, 2009

Via U.S. Mail and Facsimile

Dennis Leatherby
Chief Financial Officer
Tyson Foods, Inc.
2200 Don Tyson Parkway
Springdale, Arkansas 72762-6999

      RE:    Tyson Foods, Inc.
              Form 10-K for the fiscal year ended September 27, 2008

              **File No. 001-14704**

Dear Mr. Leatherby:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Linda Cvrkel
             Branch Chief

Via facsimile: Dennis Leatherby, Chief Financial Officer
               (479) 757-6514